



Subject to completion, dated , 2015

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

8,925,000 Shares

OLLIE'S Bargain OUTLET® "GOOD STUFF CHEAP"®

Ollie's Bargain Outlet Holdings, Inc.

Common stock

This is an initial public offering of common stock by Ollie's Bargain Outlet Holdings, Inc. We are selling 8,925,000 shares of our common stock. The estimated initial public offering price is between $13.00 and $15.00 per share.

Currently, no public market exists for the shares. We have applied to list our common stock on the NASDAQ Global Market under the symbol "OLLI."

We are an "emerging growth company" as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See "Summary—Implications of being an emerging growth company."

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 15 of this prospectus.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We refer you to "Underwriting (Conflicts of Interest)" beginning on page 126 of this prospectus for additional information regarding underwriter compensation.

We have granted to the underwriters an option for a period of 30 days to purchase up to 1,338,750 additional shares of common stock from us at the initial public offering price less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Ollie's Bargain Outlet Holdings, Inc.'s common stock to investors on or about , 2015.

J.P. Morgan **Jefferies** **BofA Merrill Lynch**

Credit Suisse **Piper Jaffray**

KeyBanc Capital Markets **RBC Capital Markets**

, 2015.

collectively with the Revolving Credit Facility, the "Senior Secured Credit Facilities") to, among other things, increase the size of the Revolving Credit Facility from $75.0 million to $125.0 million and to permit a dividend to holders of our outstanding common stock. We also drew $50.0 million of borrowings under our Revolving Credit Facility, the proceeds of which were used to pay an aggregate cash dividend of $48.8 million to holders of our common stock and of which the balance was used to pay $1.1 million of bank fees and $0.1 million of legal and other expenses related to the Recapitalization. We refer to these transactions collectively as the "Recapitalization."

Our private equity sponsor

We were acquired by affiliates of CCMP Capital Advisors, LLC (collectively referred to as "CCMP") along with certain members of management in September 2012 (the "CCMP Acquisition"). CCMP is a leading global private equity firm specializing in buyout and growth equity investments in companies ranging from $250 million to more than $2 billion in size. CCMP's founders have invested over $16 billion since 1984, which includes their activities at J.P. Morgan Partners, LLC (a private equity division of JPMorgan Chase & Co.) and its predecessor firms. CCMP was formed in August 2006 when the buyout and growth equity investment professionals of J.P. Morgan Partners, LLC separated from JPMorgan Chase & Co. to commence operations as an independent firm. The foundation of CCMP's investment approach is to leverage the combined strengths of its deep industry expertise and proprietary operating resources to create value by investing in four targeted industries– Industrials, Consumer/Retail, Energy and Healthcare.

Immediately following this offering, CCMP is expected to own approximately 60.6% of our outstanding common stock, or 59.2% if the underwriters exercise their option to purchase additional shares in full. As a result, CCMP will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See "Risk factors—Risks related to our common stock and this offering—CCMP and our Chief Executive Officer will collectively own a substantial majority of our outstanding common stock following this offering. CCMP will effectively control our company, and its interests may be different from or conflict with those of our other stockholders" and "Principal stockholders."

Implications of being an emerging growth company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

• a requirement to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;

• an exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act");

• an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

• an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

The offering

Issuer . . . . Ollie's Bargain Outlet Holdings, Inc.

Common stock offered by
us . . . . 8,925,000 shares of common stock.

Common stock to be
outstanding after this
offering . . . . 57,124,490 shares of common stock (58,463,240 shares if the underwriters'
option to purchase additional shares is exercised in full).

Underwriters' option to
purchase additional shares
of common stock . . . . The underwriters have an option to purchase a maximum of 1,338,750 additional
shares of common stock from us. The underwriters can exercise this option at
any time within 30 days from the date of this prospectus.

Voting rights . . . . Each share of our common stock will have one vote per share on all matters
submitted to a vote of stockholders. See "Description of capital stock."

Use of proceeds . . . . We estimate the net proceeds to us from the sale of our common stock in this
offering, after deducting estimated underwriting discounts and commissions and
estimated offering expenses payable by us, will be approximately $113.4 million
($130.9 million if the underwriters exercise in full their option to purchase
additional shares) based on an assumed initial public offering price of
$14.00 per share, the midpoint of the price range set forth on the cover page of
this prospectus.

We intend to use the net proceeds of this offering to repay $113.4 million in
aggregate principal amount of outstanding borrowings under our Senior Secured
Credit Facilities (as defined herein). See "Use of proceeds."

Conflicts of Interest . . . . . . The net proceeds from this offering will be used to repay $113.4 million in
aggregate principal amount of outstanding borrowings under our Senior Credit
Facilities, out of which $50.0 million will be used to repay borrowings under the
Revolving Credit Facility. Because an affiliate of KeyBanc Capital Markets Inc. is a
lender under our Revolving Credit Facility and will receive 5% or more of the net
proceeds of this offering, KeyBanc Capital Markets Inc. is deemed to have a
"conflict of interest" under Rule 5121 of the Financial Industry Regulatory
Authority, Inc., or FINRA. As a result, this offering will be conducted in
accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a
"qualified independent underwriter" is not required in connection with this
offering as the members primarily responsible for managing the public offering
do not have a conflict of interest, are not affiliates of any member that has a
conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA
Rule 5121. See "Use of Proceeds" and "Underwriting (Conflicts of Interest)—
Conflicts of Interest."

Dividend policy	We do not anticipate paying any dividends on our common stock for the foreseeable future; however, we may change this policy in the future. See "Dividend policy."
Controlled company exemption	After completion of this offering, we will be considered a "controlled company" for the purposes of the NASDAQ listing requirements. See "Management—Director independence and controlled company exemption."
Risk factors	Investing in our common stock involves a high degree of risk. See the "Risk factors" section of this prospectus beginning on page 14 for a discussion of factors you should carefully consider before deciding to purchase shares of our common stock.
Listing	We intend to apply to have our common stock listed on the NASDAQ under the symbol "OLLI."

Except as otherwise indicated, the number of shares of common stock to be outstanding after this offering is based on 57,124,490 shares outstanding as of June 30, 2015 and excludes:

- 6,747,625 shares of common stock issuable upon the exercise of stock options issued and outstanding under our 2012 Equity Incentive Plan (the "2012 Plan") at a weighted average exercise price of $7.22 per share; and

- 5,250,000 shares of common stock reserved for issuance under our 2015 Equity Incentive Plan (the "2015 Plan").

Unless otherwise indicated, all information in this prospectus:

- assumes an initial public offering price of $14.00 per share, the midpoint of the range set forth on cover of this prospectus;

- assumes no exercise of the underwriters' option to purchase additional shares of our common stock;

- reflects a 115-for-1 stock split of our common stock effectuated on June 17, 2015 (the "Stock Split");

- reflects the reclassification of our Class A and Class B common stock into a single class of common stock, which will be effectuated by the filing of our second amended and restated certificate of incorporation prior to the effectiveness of the registration statement of which this prospectus forms a part (the "Reclassification"); and

- otherwise gives effect to our second amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the consummation of this offering.

	Successor					Predecessor		
	First quarter		Fiscal year		Successor period (1)	Predecessor period (1)	Fiscal year	
	2015	2014	2014	2013	2012	2012	2011	2010
	(dollars in thousands, except share and per share amounts)							
Consolidated Statement of Income Data:								
Net sales	$162,470	$ 134,395	$ 637,975	$ 540,718	$ 183,644	$ 316,135	$389,862	$335,657
Cost of sales	98,427	78,980	384,465	323,908	113,376	187,811	234,785	196,313
Gross profit	64,043	55,415	253,510	216,810	70,268	128,324	155,077	139,344
Selling, general and administrative expenses	45,871	39,954	178,832	153,807	53,440	100,233	109,545	97,275
Depreciation and amortization expenses	1,695	1,724	6,987	8,011	3,423	3,846	4,732	4,270
Pre-opening expenses . .	990	1,720	4,910	4,833	665	3,521	7,125	3,691
Loss of assets and costs related to flood (2) . . .	–	–	–	–	–	–	896	–
Operating income	15,487	12,017	62,781	50,159	12,740	20,724	32,779	34,108
Interest expense, net . . .	4,574	4,993	19,103	19,341	5,832	4,425	6,157	2,340
Income before income taxes	10,913	7,024	43,678	30,818	6,908	16,299	26,622	31,768
Income tax expense	4,252	2,696	16,763	11,277	3,303	7,286	9,933	12,658
Net income . . . . $	6,661	$ 4,328	$ 26,915	$ 19,541	$ 3,605	$ 9,013	$ 16,689	$ 19,110
Earnings per common share:								
Basic . . . . $	0.14	$ 0.09	$ 0.56	$ 0.40				
Diluted . . . . $	0.13	$ 0.09	$ 0.55	$ 0.40				
Weighted average common shares outstanding:								
Basic	48,196,500	48,203,515	48,202,480	48,519,420				
Diluted	49,545,105	48,203,515	48,609,350	48,519,420				
Unaudited Pro Forma Data:								
Pro forma as adjusted earnings per common share: (3)								
Basic . . . . $	0.12		$ 0.50					
Diluted . . . . $	0.12		$ 0.50					
Pro forma as adjusted weighted average common shares outstanding: (3)								
Basic	57,121,500		57,127,480					
Diluted	58,470,105		57,534,350					
Consolidated Statement of Cash Flows Data:								
Net cash (used in) provided by:								
Operating activities . . . . $	(14,501)	$ (7,045)	$ 31,842	$ 19,713	$ 25,161	$ (6,152)	$ 19,029	$ 4,417
Investing activities	(2,503)	(6,639)	(14,007)	(9,554)	(696,505)	(6,948)	(9,490)	(8,513)
Financing activities	(895)	4,269	(8,049)	(2,593)	675,944	2,503	(3,791)	4,058
Other Financial Data:								
EBITDA (4) . . . . $	17,725	$ 14,109	$ 71,566	$ 59,650	$ 16,528	$ 25,381	$ 38,621	$ 38,964
EBITDA margin (4)	10.9%	10.5%	11.2%	11.0%	9.0%	8.0%	9.9%	11.6%
Adjusted EBITDA (4) . . . . $	19,716	$ 17,073	$ 80,300	$ 68,225	$ 23,310	$ 37,012	$ 47,130	$ 43,724
Adjusted EBITDA margin (4)	12.1%	12.7%	12.6%	12.6%	12.7%	11.7%	12.1%	13.0%
Capital expenditures . . . $	2,503	$ 6,654	$ 14,110	$ 9,597	$ 1,350	$ 6,948	$ 9,490	$ 8,513
Selected Operating Data:								
Number of new stores (5)	5	7	22	23	4	16	17	15
Store closings (2)	–	–	–	–	–	–	(1)	–
Number of stores open at end of period	181	161	176	154	131	127	111	95
Average net sales per store (6) . . . . $	913	$ 849	$ 3,815	$ 3,744	$ 1,413	$ 2,647	$ 3,777	$ 3,822
Comparable store sales change (7)	8.8%	(3.0)%	4.4%	1.1%	(1.5)%	3.9%	0.0%	(0.5)%

	As of May 2, 2015		
	Actual	Pro forma(8)	Pro forma as adjusted(9)
	(dollars in thousands)		
Consolidated Balance Sheet Data:			
Cash	$ 4,053	$ 4,053	$ 4,053
Total assets	925,135	926,287	925,163
Total debt (10)	320,606	370,606	257,702
Total liabilities	500,609	550,609	437,067
Total stockholders' equity	424,526	375,678	488,096

(1) Successor period 2012 consists of the 18-week period from September 29, 2012 to February 2, 2013, and Predecessor period 2012 consists of the 39-week period from January 1, 2012 to September 28, 2012. For the month ended January 28, 2012, net sales were $23.3 million, cost of sales was $14.1 million, net loss was $0.3 million, EBITDA (as defined below) was $0.4 million, Adjusted EBITDA (as defined below) was $0.8 million and capital expenditures were $0.5 million. For the month ended February 2, 2013, net sales were $32.4 million, cost of sales were $19.6 million, net loss was $0.6 million, EBITDA loss was $0.3 million, Adjusted EBITDA was $1.2 million and capital expenditures were $0.8 million.

(2) Represents loss of assets and costs directly attributed to a significant flood that occurred in one of our store locations in September 2011. Such costs (including damaged inventory, fixed assets and related costs associated with clean-up) were expensed as incurred. The store location was closed for the remainder of fiscal year 2011, re-opened in fiscal year 2012 and is included in the new store count for fiscal year 2012.

(3) We present certain information on a pro forma as adjusted basis to give pro forma effect to the Recapitalization, as further adjusted to give effect to the sale by us of 8,925,000 shares of our common stock in this offering, assuming no exercise of the underwriters' option to purchase additional shares, at an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated expenses and the application of the net proceeds to be received by us from this offering as described in "Use of proceeds."

Pro forma as adjusted net income reflects the pro forma effect of the Recapitalization, as further adjusted to give effect to (i) the net decrease in interest expense, net resulting from the repayment of $113.4 million in aggregate principal amount of outstanding borrowings under our Senior Secured Credit Facilities with the net proceeds from this offering, as described in "Use of proceeds," and (ii) increases in income tax expense due to higher income before income taxes resulting from a decrease in interest expense, net as a result of the repayment of $113.4 million in aggregate principal amount of outstanding borrowings under our Senior Secured Credit Facilities as described in (i) above as if each of these events had occurred on February 2, 2014. Pro forma as adjusted basic earnings per common share consists of pro forma as adjusted net income divided by the pro forma as adjusted basic weighted average common shares outstanding. Pro forma as adjusted diluted earnings per common share consists of pro forma as adjusted net income divided by the pro forma as adjusted diluted weighted average common shares outstanding.

The table below provides a summary of net income used in the calculation of basic and diluted earnings per common share on a pro forma as adjusted basis for the periods presented (dollars in thousands):

	First quarter 2015	Fiscal year 2014
Net income	$6,661	$26,915
Reduction of interest expense	756	2,993
Tax effect of the above adjustments	(295)	(1,149)
Pro forma as adjusted net income	$ 7,122	$ 28,759

Pro forma as adjusted weighted average common shares outstanding used in the calculation of pro forma as adjusted basic and diluted earnings per common share gives effect to the sale by us of 8,925,000 shares of our common stock in this offering, assuming no exercise of the underwriters' option to purchase additional shares, as if this event had occurred on February 2, 2014.

The table below provides a summary of the weighted average common shares outstanding used in the calculation of basic and diluted earnings per common share on a pro forma as adjusted basis:

	First quarter 2015	Fiscal year 2014
Weighted average common shares outstanding—basic	48,196,500	48,202,480
Common shares sold in this offering	8,925,000	8,925,000
Pro forma as adjusted weighted average common share outstanding—basic	57,121,500	57,127,480
Incremental shares from the assumed exercise of outstanding stock options	1,348,605	406,870
Pro forma as adjusted weighted average common shares outstanding—diluted	58,470,105	57,534,350

(4) We report our financial results in accordance with U.S. generally accepted accounting principles, or GAAP. To supplement this information, we also use non-GAAP financial measures in this prospectus, including EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin. EBITDA is calculated as net income before interest expense, income taxes and depreciation and amortization expenses. EBITDA margin represents EBITDA divided by net sales.

(b) Represents expenses of opening new stores and distribution centers. For new stores, pre-opening expenses includes grand opening advertising costs, payroll expenses, travel expenses, employee training costs, rent expenses and store setup costs. For distribution centers, pre-opening expenses primarily includes inventory transportation costs, employee travel expenses and occupancy costs.

(c) Represents various fees and expenses related to the CCMP Acquisition.

(d) Includes purchase accounting impact from the inventory fair value step-up and unfavorable lease liabilities related to the CCMP Acquisition.

(e) Represents fees and expenses related to amendments to our Senior Secured Credit Facilities.

(f) Represents expenses and income related to a significant flood in one of our store locations in September 2011.

(g) Represents management fees payable to our prior private equity sponsor and terminated in connection with the CCMP Acquisition.

(5) Represents number of stores opened during the period presented.

(6) Represents the weighted average of total net sales divided by the number of stores open, in each case at the end of each week in a fiscal year or fiscal quarter, respectively.

(7) Comparable store sales represent net sales of "comparable stores" during a fiscal period. Stores become "comparable" beginning on the first day of the sixteenth full fiscal month following the store's opening. Comparable store sales growth represents the percentage change in comparable store sales from the prior fiscal period. See "Management's discussion and analysis of financial condition and results of operations—How we assess the performance of our business—Comparable store sales."

(8) Pro forma information gives effect to our Recapitalization.

(9) We present certain information on a pro forma as adjusted basis to give pro forma effect to the Recapitalization, as further adjusted to give effect to the sale by us of 8,925,000 shares of our common stock in this offering, assuming no exercise of the underwriters' option to purchase additional shares, at an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated expenses and the application of the net proceeds to be received by us from this offering as described in "Use of proceeds."

Pro forma as adjusted balance sheet data reflects the pro forma effect of the Recapitalization, as further adjusted to give effect to (i) the repayment of $113.4 million in aggregate principal amount of outstanding borrowings under our Senior Secured Credit Facilities with the net proceeds from this offering, as described in "Use of proceeds," (ii) the write-off of deferred financing costs and unamortized original issue discount of $1.1 million and $0.5 million, respectively, as a result of the repayment of $113.4 million in aggregate principal amount of outstanding borrowings under our Senior Secured Credit Facilities as described in (i) above and (iii) the balance sheet income tax effect of $0.6 million related to the write-off described in (ii) above as if each of these events had occurred on May 2, 2015.

(10) Represents total outstanding indebtedness, net of $2.6 million of unamortized original issue discount. See note 4 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

We are a "controlled company" within the meaning of the NASDAQ rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following this offering, CCMP will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the corporate governance standards of the NASDAQ. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

• the requirement that a majority of our Board consist of independent directors;

• the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, or otherwise have director nominees selected by vote of a majority of the independent directors;

• the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

• the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, we will not have a nominating and corporate governance committee and our compensation committee will not consist entirely of independent directors or be subject to annual performance evaluations. Additionally, we only are required to have one independent audit committee member upon the listing of our common stock on the NASDAQ, a majority of independent audit committee members within 90 days from the date of listing and all independent audit committee members within one year from the date of listing. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NASDAQ. CCMP, however, is not subject to any contractual obligation to retain its controlling interest, except that CCMP has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock or other capital stock or other securities exercisable or convertible therefor for a period of at least 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC, Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Except for this brief period, there can be no assurance as to the period of time during which CCMP will maintain its ownership of our common stock following the offering. As a result, there can be no assurance as to the period of time during which we will be able to avail ourselves of the controlled company exemptions.

CCMP and our Chief Executive Officer will collectively own a substantial majority of our outstanding common stock following this offering. CCMP will effectively control our company, and its interests may be different from or conflict with those of our other stockholders.

After the consummation of this offering, CCMP will beneficially own 60.6% of our outstanding common stock, or 59.2% of our outstanding common stock if the underwriters fully exercise their option to purchase additional shares and Mark Butler, our co-founder, Chairman, President and Chief Executive Officer, will beneficially own 24.5% of our outstanding common stock, or 23.9% of our outstanding common stock if the underwriters fully exercise their option to purchase additional shares. Accordingly, both CCMP and Mr. Butler will be able to exert involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted from the operation of our business, which could have a material adverse effect on our business, financial condition and results of operations.

Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.

Sales of substantial amounts of our common stock in the public market following this offering by our existing stockholders, upon the exercise of outstanding stock options or stock options granted in the future or by persons who acquire shares in this offering may cause the market price of our common stock to decrease significantly. The perception that such sales could occur could also depress the market price of our common stock. Any such sales could also create public perception of difficulties or problems with our business and might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering, we will have outstanding 57,124,490 shares of common stock, of which:

• 8,925,000 shares are shares that we are selling in this offering and may be resold in the public market immediately after this offering; and

• 48,199,490 shares will be "restricted securities," as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144, of which 48,194,890 shares are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus and none of which will become available for resale in the public market immediately following this offering.

In addition, we have reserved 5,250,000 shares of common stock for issuance under our 2015 Plan. See "Executive and director compensation—Equity incentive plans." Upon consummation of this offering, we expect to have an aggregate of 7,330,125 shares of common stock issuable upon exercise of outstanding options under the 2012 Plan and the 2015 Plan (2,089,090 of which will be fully vested).

With limited exceptions as described under the caption "Underwriting," the lock-up agreements with the underwriters of this offering prohibit a stockholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock or entering into any arrangement that transfers the economic consequences of ownership of our common stock for at least 180 days from the date of the prospectus filed in connection with our initial public offering, although J.P. Morgan Securities LLC, Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Upon a request to release any shares subject to a lock-up, J.P. Morgan Securities LLC, Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 180 days after the date of this prospectus. See "Shares eligible for future sale" and "Underwriting."

We have granted customary demand and piggyback registration rights to CCMP, Mark Butler, our co-founder, Chairman, President and Chief Executive Officer, and certain of our other stockholders party to a stockholders agreement with us. Should CCMP, Mr. Butler and any other stockholders exercise their registration rights under our stockholder agreement, the shares registered would no longer be restricted securities and would be freely tradable in the open market. See "Certain relationships and related party transactions—Stockholders agreement."

As restrictions on resale expire or as shares are registered, our share price could drop significantly if the holders of these restricted or newly registered shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and at a price that we deem appropriate. See "Shares eligible for future sale" for a more detailed description of the shares that will be available for future sales upon completion of this offering.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations and pay any dividends.

We have no direct operations and no significant assets other than ownership of 100% of the capital stock of our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, and to pay any dividends with respect to our common stock. Legal and contractual restrictions in our Senior Secured Credit Facilities and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and cash flows. See "Dividend policy."

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our Board and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. Our ability to pay dividends is restricted by the terms of our Senior Secured Credit Facilities and might be restricted by the terms of any indebtedness that we incur in the future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of the shares of our common stock, which may never occur. Consequently, you should not rely on dividends in order to receive a return on your investment. See "Dividend policy."

If securities analysts or industry analysts downgrade our shares, publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If no or few analysts commence coverage of us, the trading price of our stock could decrease. Even if we do obtain analyst coverage, if one or more analysts adversely change their recommendation regarding our shares or our competitors' stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. As a result, the market price for our common stock may decline below the initial public offering price and you may not resell your shares of our common stock at or above the initial public offering price.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

Dilution is the difference between the offering price per share and the pro forma net tangible book value per share of our common stock immediately after the offering. The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on our pro forma net tangible book value as of May 2, 2015 and assuming an offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $(17.33) per share. In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors or to our employees and directors under our 2015 Plan and any other equity incentive plans we may adopt. As a result of this dilution, investors purchasing shares of our common stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See "Dilution."

Our management will have broad discretion over the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on their judgment regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering to repay outstanding indebtedness under our Senior Secured Credit Facilities, for working capital and for general corporate purposes, which may, in the future, include investments in, or acquisitions of, complementary businesses, services or products. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Use of proceeds

We estimate the net proceeds to us from our sale of 8,925,000 shares of common stock by us in this offering will be approximately $113.4 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. The underwriters also have the option to purchase up to an additional 1,338,750 shares of common stock from us. We estimate the net proceeds to us, if the underwriters exercise their right to purchase the maximum of 1,338,750 additional shares of common stock from us, will be approximately $130.9 million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. This assumes a public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering to repay $113.4 million in aggregate principal amount of outstanding borrowings under our Senior Secured Credit Facilities, out of which $50.0 million will be used to repay borrowings under the Revolving Credit Facility and $63.4 million will be used to repay borrowings under our Term Loan Facility.

The outstanding borrowings under our Revolving Credit Facility were used to pay an aggregate cash dividend of $48.8 million to holders of our common stock and an aggregate of $1.2 million of related fees and expenses. Our Term Loan Facility will mature on September 28, 2019 and as of May 2, 2015, bears interest at a rate of 3.75% plus LIBOR, which is subject to a floor of 1.0%. Our Revolving Credit Facility will mature on September 28, 2017 and as of June 30, 2015, the $50.0 million outstanding bears interest at a rate of 2.0%. See "Description of certain indebtedness—Senior secured credit facilities."

If the underwriters' option to purchase additional shares from us is exercised in full, we estimate that we will receive additional net proceeds of $17.5 million, which we intend to use to repay additional outstanding indebtedness under our Term Loan Facility.

An affiliate of KeyBanc Capital Markets Inc. is a lender under our Revolving Credit Facility and will receive 5% or more of the net proceeds of this offering. As a result, this offering will be conducted in accordance with FINRA Rule 5121. See "Use of Proceeds" and "Underwriting (Conflicts of Interest)—Conflicts of Interest."

Assuming no exercise of the underwriters' option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $8.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of May 2, 2015:

- on an actual basis, including the Stock Split;

- on a pro forma basis to give effect to the Recapitalization and the filing of our second amended and restated certificate of incorporation; and

- on a pro forma as adjusted basis to give further effect to the sale by us of 8,925,000 shares of our common stock in this offering, assuming no exercise of the underwriters' option to purchase additional shares, at an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us and the application of the net proceeds to be received by us from this offering as described under "Use of proceeds."

This table should be read in conjunction with "Use of proceeds," "Selected historical consolidated financial data," "Management's discussion and analysis of financial condition and results of operations," "Description of capital stock" and the financial statements and notes thereto appearing elsewhere in this prospectus.

	As of May 2, 2015		
	Actual	Pro forma	Pro forma as adjusted (1)
	(dollars in thousands, except share and per share amounts)		
Cash	$ 4,053	$ 4,053	$ 4,053
Debt:			
Revolving Credit Facility (2)	$ —	$ 50,000	$ —
Term Loan Facility (2)	320,606	320,606	257,702
Total debt	320,606	370,606	257,702
Stockholders' equity:			
Class A common stock, $0.001 par value per share; 85,000,000 shares authorized and 48,203,515 shares issued on an actual basis; and no shares authorized on a pro forma and a pro forma as adjusted basis (3)	48	—	—
Class B common stock, $0.001 par value per share; 8,750,000 shares authorized and no shares issued and outstanding on an actual basis; and no shares authorized on a pro forma and a pro forma as adjusted basis (3)	—	—	—
Common stock, $0.001 par value per share; no shares authorized on an actual basis; 500,000,000 shares authorized and 48,203,515 shares issued on a pro forma basis; and 500,000,000 shares authorized and 57,128,515 shares issued on a pro forma as adjusted basis (3)	—	48	57
Preferred stock, par value $0.001 per share; no shares authorized on an actual basis; 50,000,000 shares authorized and no shares issued on a pro forma and pro forma as adjusted basis	—	—	—
Additional paid-in capital	394,165	375,716	489,124
Retained earnings/(accumulated deficit)	30,399	—	(999)
Treasury stock, Class A common stock; 8,625 shares on an actual, pro forma and pro forma as adjusted basis	(86)	(86)	(86)
Total stockholders' equity	424,526	375,678	488,096
Total capitalization	$745,132	$746,284	$745,798

(1) Each $1.00 increase or decrease in the public offering price per share would increase or decrease , as applicable, our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $8.3 million (assuming no exercise of the underwriters' option to purchase additional shares). Similarly, an increase or decrease of one million shares of common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $13.1 million, based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

(2) As of May 2, 2015, the Senior Secured Credit Facilities provided for a $75.0 million Revolving Credit Facility, under which we had no borrowings outstanding and approximately $73.4 million of available borrowings and a Term Loan Facility. In connection with the Recapitalization, on May 27, 2015, we amended the credit agreement governing the Revolving Credit Facility to increase the size of the Revolving Credit Facility to $125.0 million and drew $50.0 million of borrowings under the Revolving Credit Facility, the proceeds of which were used to pay an aggregate cash dividend of $48.8 million to holders of our common stock and of which the balance was used to pay $1.1 million of bank fees and $0.1 million of legal and other expenses related to the Recapitalization. As of May 2, 2015, on a pro forma and pro forma as adjusted basis, we have $73.4 million and $123.4 million, respectively, of available borrowings under the Revolving Credit Facility. The aggregate outstanding amount of the Term Loan Facility reflected herein is net of $2.6 million of unamortized original issue discount.

(3) Pursuant to the terms of our second amended and restated certificate of incorporation, all shares of our Class A common stock and Class B common stock will be reclassified into a single class of common stock.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the consummation of this offering. Dilution results from the fact that the per share offering price of our common stock is in excess of the book value per share attributable to new investors.

Our pro forma net tangible book value (deficit) as of May 2, 2015, was $(302.7) million, or $(6.28) per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding, in each case, giving effect to the Recapitalization but not this offering.

Pro forma as adjusted net tangible book value (deficit) is our pro forma net tangible book value as adjusted to give effect to (i) the sale of 8,925,000 shares of common stock in this offering, assuming no exercise of the underwriters' option to purchase additional shares, at the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus and (ii) the application of the net proceeds from this offering. Our pro forma as adjusted net tangible book value (deficit) as of May 2, 2015, would have been $(190.3) million, or $(3.33) per share. This represents an immediate increase in pro forma as adjusted net tangible book value (deficit) of $2.96 per share to our existing investors and an immediate dilution in as pro forma as adjusted net tangible book value (deficit) of $(17.33) per share to new investors.

The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share		$ 14.00
Pro forma net tangible book value (deficit) per share as of May 2, 2015, before this offering	$(6.28)	
Increase in pro forma net tangible book value (deficit) per share attributable to new investors	2.95	
Pro forma as adjusted net tangible book value (deficit) per share after this offering		(3.33)
Dilution in net tangible book value (deficit) per share to new investors in this offering		$(17.33)

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the pro forma as adjusted net tangible book value (deficit) will increase to $(2.95) per share, representing an immediate dilution in net tangible book value (deficit) of $11.04 per share to new investors in this offering, assuming an initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) our pro forma as adjusted net tangible book value (deficit) by $8.3 million after this offering, the pro forma as adjusted net tangible book value (deficit) per share after this offering by $0.38 and the dilution in net tangible book value (deficit) per share to new investors in this offering by $0.38 assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of May 2, 2015, on a pro forma as adjusted basis as described above, the total number of shares of common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors purchasing shares in this offering, at an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent	
Existing stockholders	48,194,890	84.4%	$416,352,000	78.6%	$ 8.64
New investors in this offering	8,925,000	15.6	113,417,000	21.4	12.71
Total	57,119,890	100.0%	$529,769,000	100.0%	$ 9.27

If the underwriters were to fully exercise their option to purchase 1,338,750 additional shares of our common stock, the percentage of shares of our common stock held by existing investors would be 82.4%, and the percentage of shares of our common stock held by new investors would be 17.6%.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares and no exercise of options to purchase shares of our common stock outstanding as of May 2, 2015. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

First quarter 2015 compared to first quarter 2014

Net sales

Net sales increased to $162.5 million in the 13 weeks ended May 2, 2015 from $134.4 million in the 13 weeks ended May 3, 2014, an increase of $28.1 million, or 20.9%. The increase was the result of a comparable store sales increase of $11.2 million, or 8.8% and a non-comparable store sales increase of $16.9 million. The increase in non-comparable store sales was primarily driven by the increase in the number of stores which opened in fiscal year 2014 and the five new stores which opened during the 13 weeks ended May 2, 2015. We plan to open between 20 to 25 additional stores during the remainder of fiscal year 2015.

Comparable store sales increased 8.8% for the 13 weeks ended May 2, 2015 compared to a 3.0% decrease for the 13 weeks ended May 3, 2014. The increase in comparable store sales was primarily driven by increased sales volume and price in certain popular food items, which represent a growing part of our business and a larger portion of our product mix during the 13 weeks ended May 2, 2015. Favorable weather during the 13 weeks ended May 2, 2015 also impacted our sales volumes in summer furniture, seasonal electronics, and lawn and garden departments. In addition, we experienced increases in candy sales due to a special opportunistic purchase of seasonal Easter holiday products as compared to the prior period. Comparable store sales volumes were also favorably impacted by opportunistic sourcing and sale of certain popular products in other categories, including pets and clothing compared to the prior period. As a results of the factors mentioned above, we experienced an increase in transaction volumes compared to last year for the 13 weeks ended May 2, 2015.

Cost of sales

Cost of sales increased to $98.4 million in the 13 weeks ended May 2, 2015 from $79.0 million in the 13 weeks ended May 3, 2014, an increase of $19.4 million, or 24.6%. The increase in cost of sales was primarily the result of an increase in net sales and to a lesser extent of the combined increases in distribution and transportation expenses.

Gross profit and gross margin

Gross profit increased to $64.0 million in the 13 weeks ended May 2, 2015 from $55.4 million in the 13 weeks ended May 3, 2014, an increase of $8.6 million, or 15.6%. Gross margin decreased to 39.4% in the 13 weeks ended May 2, 2015 from 41.2% for the 13 weeks ended May 3, 2014, a decrease of 181 basis points. The decrease in gross margin was primarily the result of the combined increase in distribution and transportation expenses and, to a lesser extent, a slight increase in food department sales, resulting in a slight decrease in the overall gross margin.

Selling, general and administrative expenses

Selling, general and administrative expenses increased to $45.9 million in the 13 weeks ended May 2, 2015 from $40.0 million in the 13 weeks ended May 3, 2014, an increase of $5.9 million, or 14.8%. As a percentage of net sales, selling, general and administrative expenses decreased 150 basis points to 28.2% in the 13 weeks ended May 2, 2015 compared to 29.7% in the 13 weeks ended May 3, 2014. The increase in selling, general and administrative expense was primarily the result of increases in store-related expenses of $5.6 million to support new store growth and consisted primarily of payroll and benefits, occupancy costs and other related expenses. We were able to leverage selling, general and administrative expenses in comparable stores to increase comparable store sales.

Depreciation and amortization

Depreciation and amortization expenses remained at $1.7 million for the 13 weeks ended May 2, 2015 and May 3, 2014. Depreciation and amortization expenses as a percentage of net sales decreased 24 basis points from 1.3% for the 13 weeks ended May 3, 2014 to 1.0% for the 13 weeks ended May 2, 2015, primarily as a result of certain intangibles and property and equipment recorded in connection with the CCMP Acquisition.

Pre-opening expenses

Pre-opening expenses decreased to $1.0 million in the 13 weeks ended May 2, 2015 from $1.7 million in the 13 weeks ended May 3, 2014, a decrease of $0.7 million, or 42.4%. The decrease was primarily due to the pre-opening expenses related to the opening of the Commerce, GA distribution center during the first quarter of 2014. We also opened seven stores in the first quarter 2014 compared to five stores in the first quarter 2015.

Interest expense, net

Interest expense, net decreased to $4.6 million in the 13 weeks ended May 2, 2015 from $5.0 million in the 13 weeks ended May 3, 2014, a decrease of $0.4 million. The decrease in interest expense is primarily a result of having an outstanding balance in our Revolving Credit Facility for fewer days in the 13 weeks ended May 2, 2015 compared to the 13 weeks ended May 2, 2014.

Income tax expense

Income tax expense for the 13 weeks ended May 2, 2015 was $4.3 million compared to $2.7 million for the 13 weeks ended May 3, 2014, an increase of $1.6 million, or 57.7%. This increase in income tax expense was primarily the result of a $3.9 million increase in pre-tax income. Our effective tax rate was 39.0% during the 13 weeks ended May 2, 2015 compared to 38.4% during the 13 weeks ended May 3, 2014.

Net income

As a result of the foregoing, net income increased to $6.7 million in the 13 weeks ended May 2, 2015 from $4.3 million in the 13 weeks ended May 3, 2014, an increase of $2.3 million, or 53.9%.

Fiscal year 2014 compared to fiscal year 2013

Net sales

Net sales increased to $638.0 million in fiscal year 2014 from $540.7 million in fiscal year 2013, an increase of $97.3 million, or 18.0%. The increase was the result of a comparable store sales increase of $22.1 million and a non-comparable store sales increase of $75.2 million. Our increase in non-comparable store sales was primarily driven by the increase in the number of stores that opened in fiscal year 2013, but were not open for a full 15 months during fiscal year 2014, as well as new stores opened during fiscal year 2014.

Comparable store sales increased 4.4% for fiscal year 2014 compared to a 1.1% increase for fiscal year 2013. The increase in comparable store sales was primarily driven by increased sales volume and price in certain popular food items, which represent a growing part of our business and a larger portion of our product mix in fiscal year 2014. Comparable store sales volumes were also favorably impacted by opportunistic sourcing of products in other categories, including automotive, pets and personal health care compared to the prior fiscal year. We also believe our sales volumes and transaction counts were impacted positively by increased consumer spending related to lower gasoline prices during the second half of the year. As a result of the factors mentioned above, we experienced an increase in average spend per customer transaction due to an increase in average price per item as well as a slight increase in transaction volumes.

Cost of sales

Cost of sales increased to $384.5 million in fiscal year 2014 from $323.9 million in fiscal year 2013, an increase of $60.6 million, or 18.7%. The increase in cost of sales was primarily a result of opening 22 new stores in fiscal year 2014, as well as the opening of our Commerce, GA distribution center in April 2014.

of the Eurodollar Base Rate plus Applicable Margin, which could range from 1.75% to 2.25%. Under the terms of the Revolving Credit Facility, the Borrowers may request up to $25.0 million in increased commitments, subject to certain requirements and restrictions.

As of May 2, 2015, we had $73.4 million available for borrowing under our Revolving Credit Facility and there were no outstanding borrowings thereunder. The interest rate applicable if borrowings were outstanding as of May 2, 2015 would have been in a range of 1.94% and 4.00%. The Revolving Credit Facility also includes a variable unused line fee ranging from 0.250% to 0.375% per annum. The Borrowers incurred unused line fees of $0.2 million in fiscal years 2014 and 2013 and less than $0.1 million in first quarter 2015 and first quarter 2014.

The Senior Secured Credit Facilities are collateralized by the all of the Borrowers' assets and equity and contain financial covenants and certain business covenants, including restrictions on dividend payments, that the Borrowers must comply with during the term of the agreement. As of May 2, 2015, the Borrowers were in compliance with our Senior Secured Credit Facilities. For additional description of the Senior Secured Credit Facilities, see "Description of certain indebtedness—Senior secured credit facilities."

Contractual obligations

We enter into long-term contractual obligations and commitments in the normal course of business, primarily operating leases.

As of January 31, 2015, our contractual obligations and other commitments were:

	Less than 1 year	1-3 Years	3-5 Years	Thereafter	Total
		Payments due by year (in thousands)			
Fiscal year ending:					
Operating lease obligation(1)	$ 34,334	$ 64,919	$ 53,441	$ 69,666	$222,360
Principal payments of debt(2)	7,794	6,700	309,581	—	324,075
Interest on long-term debt(3)	15,363	30,384	24,321	—	70,068
Total	$ 57,491	$102,003	$387,343	$ 69,666	$616,503

(1) Includes the initial lease term and optional renewal terms that are included in the lease term of our store and distribution center leases in accordance with accounting guidance related to leases.

(2) Includes the aggregate principal payments under the Term Loan Facility and assumes no borrowings under our Revolving Credit Facility. On May 27, 2015, in connection with the Recapitalization, we increased the size of our Revolving Credit Facility and drew $50.0 million of borrowings under our Revolving Credit Facility at LIBOR of 0.25% plus the applicable margin of 1.75%. We intend to use the net proceeds of this offering to repay $113.4 million in aggregate principal amount of outstanding borrowings under our Revolving Credit Facility and our Term Loan Facility.

(3) Represents the expected cash payments for interest on our long-term debt based on the interest rates in place and the amounts outstanding as of January 31, 2015. On May 27, 2015, in connection with the Recapitalization, we increased the size of our Revolving Credit Facility and drew $50.0 million of borrowings under our Revolving Credit Facility.

Off-Balance sheet arrangements

Except for operating leases entered into in the normal course of business, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Stock appreciation rights.   The 2012 Plan provides for the grant of stock appreciation rights, or SARs, pursuant to an SAR agreement adopted by the compensation committee. An SAR may be granted in connection with a stock option or alone, without reference to any related stock option. The compensation committee will determine the exercise price of an SAR on the date of grant, and the exercise price may not be less than 100% of the fair market value of a share of our common stock on the date of grant. No SAR shall have a term of more than 10 years.

The holder of an SAR will have the right to receive, in cash or common stock, all or a portion of the difference between the fair market value of a share of our common stock at the time of exercise of the SAR and the exercise price of the SAR established by the compensation committee, subject to such terms and conditions as set forth in the SAR agreement.

Restricted stock and other awards.   The compensation committee may grant awards of restricted stock or restricted stock units on the terms and conditions set forth in the applicable restricted stock award, including the conditions for vesting and the issue price, if any. Each restricted stock unit shall have a value equal to the fair market value of one share of stock. Other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of stock, may be granted under the 2012 Plan to participants in the plan.

Transferability.   Except for transfers made by will or the laws of descent and distribution in the event of the holder's death, no stock right may be transferred, pledged or assigned by the holder of the stock right. We are not required to recognize any attempted assignment of such rights by any participant who is not in compliance with the 2012 Plan.

Changes in capitalization.   In the event of a change in the number of shares of our common stock through a combination or subdivision, or if we issue shares of common stock as a stock dividend or engage in a separation, spin-off or other corporate event or transaction, the compensation committee shall substitute or adjust, in its sole discretion, the number and kind of shares under the 2012 Plan deliverable upon the exercise of outstanding stock rights, and the purchase price per share to reflect such transaction.

Change of control.   The 2012 Plan generally provides that, under certain circumstances, in the event that more than 50% of the voting power of our capital stock is owned directly or indirectly by any person or "group" (as such term is used in the Exchange Act) (other than CCMP or Mr. Butler or either of their affiliates or in the event of our consolidation or merger with or into another corporation or a sale of all or substantially all of our assets, which we refer to as an "acquisition," whereby the acquiring entity or our successor does not agree to assume the incentive awards or replace them with substantially equivalent incentive awards), all outstanding awards may be vested and become immediately exercisable in full and, if not exercised on the date of the acquisition, will terminate on such date regardless of whether the participant to whom such stock rights have been granted remains in our employ or service or in the employ or service of any acquiring or successor entity.

Termination or amendment.   Our Board may terminate, amend or modify the 2012 Plan at any time before its expiration, which is currently September 28, 2022. However, stockholder approval is required to the extent necessary to comply with any tax or regulatory requirement.

2015 Equity Incentive Plan

We intend to adopt a new equity incentive plan upon consummation of this offering. The 2015 Plan will authorize us to grant options or other awards to our employees, directors and consultants. Shares of common stock representing up to 9.2% of outstanding shares of common stock after giving effect to this offering may be issued pursuant to awards under the 2015 Plan. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the Board or the compensation committee.

Administration. The 2015 Plan will be administered by the compensation committee or another committee of the Board, comprised of no fewer than two members of the Board who are appointed by the Board to administer the plan, or the full Board. Subject to the limitations set forth in the 2015 Plan, the committee has the authority to determine the persons to whom awards are to be granted, prescribe the restrictions, terms and conditions of all awards, accelerate the vesting or exercisability of awards at any time, interpret the 2015 Plan and adopt sub-plans and rules for the administration, interpretation and application of the 2015 Plan.

Reservation of shares. Subject to adjustments as described below, the number of shares of common stock reserved for issuance pursuant to awards granted under the 2015 Plan will be equal to 5,250,000. In addition, up to 2,000,000 additional shares of common stock may be issued under the 2015 Plan as a result of the forfeiture, cancellation or termination for no consideration of an award under the 2012 Plan, as described below. Any shares of common stock issued under the 2015 Plan will consist of authorized and unissued shares or treasury shares.

In the event of any recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other distribution with respect to common stock, or any merger, reorganization, consolidation, combination, spin-off, stock purchase, or other similar corporate change or any other change affecting common stock (other than regular cash dividends to our shareholders), the committee or the Board shall, in the manner and to the extent it considers appropriate and equitable to the participants in the 2015 Plan and consistent with the terms of the 2015 Plan, cause adjustments to the number and kind of shares of common stock available for grant, as well as to other maximum limitations under the 2015 Plan, the number and kind of shares of common stock and/or other terms of the awards that are affected by the event.

Share counting. To the extent that an award granted under the 2015 Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award, settled in cash or otherwise terminated without delivery of the shares, the shares of common stock retained by or returned to us will (i) not be deemed to have been delivered under the 2015 Plan, (ii) be available for future awards under the 2015 Plan, and (iii) increase the share reserve by one share for each share that is retained by or returned to us. Shares that are (x) withheld from an award in payment of the exercise or purchase price or taxes relating to such an award or (y) not issued or delivered as a result of the net settlement of an outstanding stock option or stock appreciation right will (i) not be deemed to have been delivered, (ii) be available for future awards under the 2015 Plan, (iii) increase the share reserve by one share for each share that is retained by or returned to us and (iv) continue to be counted as outstanding for purposes of determining whether award limits have been attained. If an award is settled in cash, the number of shares of common stock on which the award is based shall not count toward any individual share limit, but shall count against the annual cash performance award limit. Awards assumed or substituted for in a merger, consolidation, acquisition of property or stock or reorganization will not reduce the share reserve, will not be subject to or counted against the award limits under the 2015 Plan, and will not replenish the share reserve upon the occurrence of any of the events described at the beginning of this paragraph.

Eligibility. Awards under the 2015 Plan may be granted to any of our employees, directors, consultants or other personal service providers or any of the same of our subsidiaries.

Stock options. Stock options granted under the 2015 Plan may be issued as either incentive stock options, within the meaning of Section 422 of the Code, or as nonqualified stock options. The exercise price of an option will be not less than 100% of the fair market value of a share of common stock on the date of the grant of the option. The committee or the Board will determine the vesting and/or exercisability requirements and the term of exercise of each option, including the effect of termination of service of a participant or a change in control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the committee or the Board. The maximum term of an option will be 10 years from the date of grant.

combination of both. A holder of an RSU will not have any of the rights of a shareholder of us until such time as the shares subject to the RSU are delivered to the holder pursuant to the terms of the applicable award agreement. RSUs and PSUs may or may not be granted together with a dividend equivalent right with respect to the shares of common stock subject to the award. Dividend equivalent rights will be paid at such time as determined by the committee or the Board in its discretion (including, without limitation, at the times paid to shareholders generally or at the times of vesting or payment of the RSU or PSU). Dividend equivalent rights may be subject to forfeiture under the same conditions as apply to the underlying RSUs or PSUs. All RSUs and PSUs are generally nontransferable.

Cash performance awards. A cash performance award is denominated in a cash amount (rather than in shares) and is payable based on the attainment of pre-established business and/or individual performance goals. The requirements for vesting may be also based upon the continued service of the participant during the performance period, and vesting may be accelerated in certain circumstances, as determined by the committee or the Board. All cash performance awards are generally nontransferable. The maximum amount of cash compensation that may be paid to a participant during any one calendar year under all cash performance awards is $15,000,000.

Performance criteria. For purposes of cash performance awards, as well as for any other awards under the 2015 Plan intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the performance criteria will be one or any combination of the following, for us or any identified subsidiary or business unit, as determined by the committee: (a) net earnings; (b) earnings per share; (c) net debt; (d) revenue or sales growth; (e) net or operating income; (f) net operating profit; (g) return measures (including, but not limited to, return on assets, capital, equity or sales); (h) cash flow (including, but not limited to, operating cash flow, distributable cash flow and free cash flow); (i) earnings before or after taxes, interest, depreciation, amortization and/or rent; (j) share price (including, but not limited to growth measures and total shareholder return); (k) expense control or loss management; (l) customer satisfaction; (m) market share; (n) economic value added; (o) working capital; (p) the formation of joint ventures or the completion of other corporate transactions; (q) gross or net profit margins; (r) revenue mix; (s) operating efficiency; (t) product diversification; (u) market penetration; (v) measurable achievement in quality, operation or compliance initiatives; (w) quarterly dividends or distributions; (x) employee retention or turnover; or (y) any combination of or a specified increase in any of the foregoing. Each of the performance criteria will be applied and interpreted in accordance with an objective formula or standard established by the committee at the time of grant of the award, including, without limitation, GAAP.

For purposes of cash performance awards and other awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the "performance goals" shall be the levels of achievement relating to the performance criteria selected by the committee for the award. The performance goals shall be written and shall be expressed as one objective formula or standard that precludes discretion to increase the amount of compensation payable that would otherwise be due upon attainment of the goal. The performance goals may be applied on an absolute basis or relative to an identified index, peer group or one or more competitors or other companies (including particular business segments or divisions of such companies), as specified by the committee.

At the time that an award is granted, the committee may provide for the performance goals or the manner in which performance will be measured against the performance goals to be adjusted in such objective manner as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, extraordinary and other unusual or non-recurring items and the cumulative effects of accounting or tax law changes. In addition, with respect to a participant hired or promoted following the beginning of a performance period, the committee may determine to prorate the performance goals and/or the amount of any payment in respect of such participant's cash performance awards for the partial performance period.

Further, the committee shall, to the extent provided in an award agreement, have the right, in its discretion, to reduce or eliminate the amount otherwise payable to any participant under an award and to establish rules or procedures that have the effect of limiting the amount payable to any participant to an amount that is less than the amount that otherwise would be payable under an award. The committee shall not have discretion to increase the amount that otherwise would be payable to any participant. Following the conclusion of the performance period, for any award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the committee shall certify in writing whether the applicable performance goals have been achieved, or certify the degree of achievement, if applicable. Upon certification of the performance goals, the committee shall determine the level of vesting or amount of payment to the participant pursuant to the award, if any.

Stock awards. A stock award represents shares of common stock. A stock award may be granted for past services, in lieu of bonus or other cash compensation, directors' fees or for any other valid purpose as determined by the committee. The committee will determine the terms and conditions of stock awards, and such stock awards may be made without vesting requirements. Upon the issuance of shares of common stock under a stock award, the participant will have all rights of a shareholder with respect to such shares of common stock, including the right to vote the shares and receive all dividends and other distributions on the shares.

Award limitations. For purposes of complying with the requirements of Section 162(m) of the Code, the maximum number of shares of common stock that may be subject to each award type that is granted to a participant other than a non-employee director during any calendar year shall be limited as follows: (i) 2,000,000 shares of common stock subject to stock options, (ii) 2,000,000 shares of common stock subject to stock appreciation rights, (iii) 1,000,000 shares of common stock subject to restricted stock awards that vest in full or in part based on the attainment of performance goals, (iv) 750,000 shares of common stock subject to restricted stock awards that vest in full or in part based on continued employment over a stated period of time, (v) 1,000,000 shares of common stock subject to restricted stock units that vest in full or in part based on the attainment of performance goals and (vi) 750,000 shares of common stock subject to restricted stock units that vest in full or in part based on continued employment over a stated period of time.

Further, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, restricted stock awards, RSUs and stock awards granted to any non-employee director during any calendar year will be limited to 750,000 shares of common stock for all such award types in the aggregate.

Effect of change in control. Upon the occurrence of a change in control, unless otherwise specifically prohibited under applicable law, or unless otherwise provided in the applicable award agreement, the committee is authorized, but not obligated, to make adjustments in the terms and conditions of outstanding awards, including, without limitation, the following (or any combination thereof): (i) continuation or assumption of such outstanding awards by us (if we are the surviving company or corporation) or by the surviving company or corporation or its parent; (ii) substitution by the surviving company or corporation or its parent of awards with substantially the same terms as such outstanding awards (with appropriate adjustments to the type of consideration payable upon settlement of the awards); (iii) accelerated exercisability, vesting and/or payment; and (iv) if all or substantially all of our outstanding shares of common stock transferred in exchange for cash consideration in connection with such change in control: (a) upon written notice, provide that any outstanding stock options and stock appreciation rights are exercisable during a reasonable period of time immediately prior to the scheduled consummation of the event or such other reasonable period as determined by the committee (contingent upon the consummation of the event), and at the end of such period, such stock options

Principal stockholders

The following table shows information as of June 30, 2015 regarding the beneficial ownership of our common stock (1) prior to this offering and (2) as adjusted to give effect to this offering by:

- each person or group who is known by us to own beneficially more than 5% of our common stock;
- each member of our Board and each of our named executive officers; and
- all members of our Board and our executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 48,199,490 shares of common stock outstanding as of June 30, 2015 and 57,124,490 shares of common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters' option to purchase additional shares, or 58,463,240 shares of common stock, assuming the underwriters exercise their option to purchase additional shares in full. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is 6295 Allentown Boulevard, Suite 1, Harrisburg, Pennsylvania 17112.

Name and address of beneficial owner	Shares of common stock beneficially owned before this offering		Shares of common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)		Shares of common stock beneficially owned after this offering assuming full exercise of the option to purchase additional shares	
	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:						
CCMP(1)	34,603,074	71.8%	34,603,074	60.6%	34,603,074	59.2%
Named executive officers and directors:						
Mark Butler(2)	14,238,380	28.9%	14,238,380	24.5%	14,238,380	23.9%
John Swygert(3)	207,000	*	207,000	*	207,000	*
Omar Segura(4)	46,000	*	46,000	*	46,000	*
Douglas Cahill(5)	13,800	*	13,800	*	13,800	*
Thomas Hendrickson	—	*	—	*	—	*
Stanley Fleishman(6)	13,800	*	13,800	*	13,800	*
Joseph Scharfenberger	—	*	—	*	—	*
Richard Zannino	—	*	—	*	—	*
All Board members and executive officers as a group (11 persons)(7) . . .	14,720,230	29.7%	14,720,230	25.2%	14,720,230	24.6%

* Represents beneficial ownership of less than 1% of our outstanding common stock.

(1) Includes 30,533,315 shares of common stock owned by CCMP Capital Investors II, L.P. ("CCMP Capital Investors") and 4,069,759 shares of common stock owned by CCMP Capital Investors (Cayman) II, L.P. ("CCMP Cayman," and together with CCMP Capital Investors, the "CCMP Capital Funds"). The general partner of the CCMP Capital Funds is CCMP Capital Associates, L.P ("CCMP Capital Associates"). The general partner of CCMP Capital Associates is CCMP Capital Associates GP, LLC ("CCMP Capital Associates GP"). CCMP Capital Associates GP is wholly-owned by CCMP Capital, LLC. CCMP Capital, LLC ultimately exercises voting and dispositive power over the shares held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital, LLC with respect to such shares are made by a committee, the members of which are Greg Brenneman, Christopher Behrens, Douglas Cahill, Joseph Scharfenberger and Richard Zannino. Douglas Cahill, Joseph Scharfenberger and

Richard Zannino are Managing Directors of CCMP. The address of each of Messrs. Cahill, Scharfenberger and Zannino and each of the entities described above is c/o CCMP Capital Advisors, LLC, 245 Park Avenue, New York, New York 10167, except the address of CCMP Cayman is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands. Each of Messrs. Cahill, Scharfenberger and Zannino disclaims any beneficial ownership of any shares beneficially owned by the CCMP Capital Funds.

(2) Includes 6,222,305 shares held directly by Mark Butler, 7,002,695 shares held by the Mark L. Butler 2012 DE Dynasty Trust and 1,013,380 shares underlying vested options.

(3) Includes 161,000 shares underlying vested options.

(4) Represents 46,000 shares underlying vested options.

(5) Represents 13,800 shares underlying vested options.

(6) Represents 13,800 shares underlying vested options.

(7) Includes 1,414,730 shares underlying vested options.

Description of capital stock

The following is a description of (i) the material terms of our second amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering and (ii) certain applicable provisions of Delaware law. We refer you to our second amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized capitalization

Our existing capital stock consists of 85,000,000 shares of authorized Class A common stock, par value $0.001 per share, of which 48,194,890 shares were outstanding as of May 2, 2015, and of 8,750,000 shares of Class B common stock, par value $0.001 per share, of which no shares were issued and outstanding as of May 2, 2015, in each case giving effect to the Stock Split. Pursuant to the terms of our second amended and restated certificate of incorporation, all shares of our Class A common stock and Class B common stock will be reclassified into a single class of common stock.

After the Reclassification and the adoption of our second amended and restated certificate of incorporation, our authorized capital stock will consist of 500,000,000 shares of authorized common stock, par value $0.001 per share and 50,000,000 shares of authorized preferred stock, par value $0.001 per share. Following the consummation of this offering, 57,124,490 shares of common stock will be outstanding and no shares of preferred stock will be issued and outstanding.

Common stock

Holders of our common stock are entitled to the rights set forth below.

Voting rights

Directors will be elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders will not have cumulative voting rights. Except as otherwise required by law, and subject to the terms of any one or more series or classes of preferred stock, from and after the time that CCMP and Mark Butler, together with their respective affiliates, collectively, beneficially own less than 50.1% of the then outstanding shares of our common stock, then any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by any written consent in lieu of a meeting by such stockholders, unless the directors then in office unanimously recommend that such action be permitted to be taken by written consent of stockholders.

Dividend rights

Holders of our common stock are entitled to receive dividends or other distributions when and if, declared by our Board out of assets or funds legally available therefor, and will share equally in any dividend, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions or prior rights on the payment of dividends imposed by the terms of any outstanding preferred stock or any other classes or series of stock at the time outstanding having prior rights as to dividends or other distributions.

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably and proportionally in our remaining assets that are legally

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of restricted securities

Upon consummation of this offering, we will have 57,124,490 shares of our common stock outstanding (or 58,463,240 shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our "affiliates" (as that term is defined in Rule 144 of the Securities Act) may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares, 48,199,490 shares will be deemed "restricted securities" under the Securities Act.

Lock-up arrangements and registration rights

In connection with this offering, we, each of our directors, executive officers and certain other stockholders, will enter into lock-up agreements described under "Underwriting" that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

Certain of our stockholders may be contractually restricted from transferring shares pursuant to the terms of our Stockholders Agreement. In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See "Certain relationships and related party transactions—Registration rights." If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- one percent of the total number of shares of our common stock then outstanding which will equal approximately 57,124 shares of common stock immediately after completion of this offering; or

- the average weekly reported trading volume of our common stock on the NASDAQ for the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Immediately upon the closing of this offering, none of our shares that are otherwise not subject to the lock-up arrangements described above will be eligible for sale under Rule 144.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are proposed to be sold and are restricted securities (including the holding period of any prior owner other than an affiliate), will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities (including the holding period of any prior owner other than an affiliate), will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of affecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Additional registration statements

We intend to file a registration statement on Form S-8 under the Securities Act to register 11,997,625 shares of our common stock to be issued or reserved for issuance under our equity incentive plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, subject to Rule 144 provisions applicable to affiliates, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Underwriting (Conflicts of Interest)

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the "Representatives") are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table.

Name	Number of shares
J.P. Morgan Securities LLC	
Jefferies LLC	
Merrill Lynch, Pierce, Fenner & Smith	
Incorporated	
Credit Suisse Securities (USA) LLC	
Piper Jaffray & Co.	
KeyBanc Capital Markets Inc.	
RBC Capital Markets, LLC.	
Total	8,925,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside the United States may be made by affiliates of the underwriters.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Option to purchase additional shares

The underwriters have an option to buy up to 1,338,750 additional shares of common stock from us. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased" with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting discounts and expenses

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $ per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without option exercise	With full option exercise
Per share	$	$
Total	$	$

We estimate the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3.1 million. We have agreed to reimburse the underwriters for certain expenses, including up to an aggregate of $25,000 in connection with the clearance of this offering with the Financial Industry Regulatory Authority, Inc. ("FINRA"). Such reimbursement is deemed to be underwriting compensation by FINRA.

Lock-up

We have agreed that, subject to certain exceptions, we will not:

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

- enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of our common stock or any such other securities (regardless of whether any such transaction is to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise),

in each case without the prior written consent of J.P. Morgan Securities LLC, Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our equity incentive plans.

Our directors, executive officers and holders of 99% of our common stock and securities convertible into or exchangeable or exercisable into our common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated:

- offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise), any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock (including,

Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Conflicts of Interest

The net proceeds from this offering will be used to repay $113.4 million in aggregate principal amount of outstanding borrowings under our Senior Credit Facilities, out of which $50.0 million will be used to repay borrowings under the Revolving Credit Facility. Because an affiliate of KeyBanc Capital Markets Inc. is a lender under our Revolving Credit Facility and will receive 5% or more of the net proceeds received by us from this offering, KeyBanc Capital Markets Inc. is deemed to have a "conflict of interest" under FINRA Rule 5121. As a result, this offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. See "Summary" and "Use of Proceeds." KeyBanc Capital Markets Inc. will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Other relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. An affiliate of Jefferies LLC acts as the administrative agent and lender under our Term Loan Facility and affiliates of Jefferies LLC and KeyBanc Capital Markets Inc. act as lead arrangers and bookrunners for our Senior Secured Credit Facilities. Additionally, an affiliate of KeyBanc Capital Markets Inc. acts as a lender under our Revolving Credit Facility.

Accordingly, because the net proceeds from this offering will be used to repay $113.4 million in aggregate principal amount of outstanding borrowings under our Senior Secured Credit Facilities, affiliates of Jefferies LLC and KeyBanc Capital Markets Inc. will receive their pro rata portion of the net proceeds from this offering as lenders under our Senior Credit Facilities.

Ollie's Bargain Outlet Holdings, Inc. and subsidiaries
Consolidated statements of income

	Fiscal year ended	
(in thousands, except share and per share amounts)	**January 31, 2015**	**February 1, 2014**
Net sales	$ 637,975	$ 540,718
Cost of sales	384,465	323,908
Gross profit	253,510	216,810
Selling, general and administrative expenses	178,832	153,807
Depreciation and amortization expenses	6,987	8,011
Pre-opening expenses	4,910	4,833
Operating income	62,781	50,159
Interest expense, net	19,103	19,341
Income before income taxes	43,678	30,818
Income tax expense	16,763	11,277
Net income	$ 26,915	$ 19,541
Earnings per common share:		
Basic	$ 0.56	$ 0.40
Diluted	$ 0.55	$ 0.40
Weighted average common shares outstanding:		
Basic	48,202,480	48,519,420
Diluted	48,609,350	48,519,420
Unaudited pro forma net income (see note 1aa)	$ 28,093	
Unaudited pro forma net income per common share (see note 1aa):		
Basic	$ 0.49	
Diluted	$ 0.49	
Unaudited pro forma weighted average common shares outstanding (see note 1aa):		
Basic	57,127,480	
Diluted	57,534,350	

See accompanying notes to the consolidated financial statements.

Ollie's Bargain Outlet Holdings, Inc. and subsidiaries
Notes to consolidated financial statements
January 31, 2015 and February 1, 2014

standard is effective for Ollie's on January 29, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company has not yet determined the effect of the standard on its consolidated financial statements and related disclosures.

(y) Reclassification

Certain prior-year amounts have been reclassified to conform to current-year presentation.

(z) Stock split

On June 17, 2015, the Company effected a stock split of the Company's common stock at a ratio of 115 shares for every share previously held. All common stock share and common stock per share amounts for all periods presented in these financial statements have been adjusted retroactively to reflect the stock split. In addition, the Company increased the number of authorized Class A and Class B common shares to 85,000,000 and 8,750,000, respectively.

(aa) Unaudited pro forma net income per common share

In accordance with SEC Staff Accounting Bulletin (SAB) 1.B.3, unaudited pro forma net income per common share information is included on the consolidated statement of operations for the fiscal year ended January 31, 2015. The provisions of SAB 1.B.3 are applicable for the Company due to the dividends declared in the year ended January 31, 2015 totaling $58.0 million which exceeded the net income for the year ended January 31, 2015 of $26.9 million and the dividends paid in May 2015 totaling $48.8 million which exceeded the net income for the thirteen weeks ended May 2, 2015 of $6.7 million. The unaudited pro forma net income gives effect to the interest expense reduction associated with the application of the Company's proposed initial public offering (IPO) net proceeds totaling $113.4 million with $40.2 million assumed as repayment of the outstanding borrowings under the Term Loan and $73.2 million assumed as return of capital for the excess dividends over earnings noted above. In addition, the tax effect of the interest expense reduction is also included in the unaudited pro forma net income.

The following table provides a reconciliation of historical net income to unaudited pro forma net income (in thousands):

	Fiscal year ended January 31, 2015
Net income	$ 26,915
Reduction of interest expense for assumed repayment of debt	1,912
Tax effect of interest expense adjustment	(734)
Unaudited pro forma net income	$ 28,093

Ollie's Bargain Outlet Holdings, Inc. and Subsidiaries
Notes to consolidated financial statements
January 31, 2015 and February 1, 2014

The following table provides a reconciliation of historical weighted average common shares outstanding to unaudited pro forma weighted average common shares outstanding:

	Fiscal year ended January 31, 2015
Weighted average common shares outstanding–basic	48,202,480
Incremental shares from assumed IPO related to dividends in excess of earnings	5,758,287
Incremental shares from assumed IPO related to assumed repayment of debt	3,166,713
Pro forma weighted average common shares outstanding–basic	57,127,480
Incremental shares from the assumed exercise of outstanding stock options	406,870
Unaudited pro forma weighted average common shares outstanding–diluted	57,534,350

(2) Property and equipment

Property and equipment consists of the following (in thousands):

	Fiscal year ended	
	January 31, 2015	February 1, 2014
Furniture, fixtures, and equipment	$ 45,770	$ 33,100
Leasehold improvements	6,336	5,285
Automobiles	1,223	997
	53,329	39,382
Less accumulated depreciation	(19,403)	(11,447)
	$ 33,926	$ 27,935

Depreciation and amortization expense of property and equipment was $8.1 million for the fiscal years ended January 31, 2015 and February 1, 2014, of which $6.7 million and $7.0 million, respectively, is included in depreciation and amortization on the consolidated statements of income. The remainder, as it relates to the Company's distribution centers, is included within cost of sales on the consolidated statements of income.

Ollie's Bargain Outlet Holdings, Inc. and subsidiaries
Condensed consolidated statements of income

	Thirteen weeks ended	
(in thousands, except share and per share amounts) (unaudited)	May 2, 2015	May 3, 2014
Net sales	$ 162,470	$ 134,395
Cost of sales	98,427	78,980
Gross profit	64,043	55,415
Selling, general and administrative expenses	45,871	39,954
Depreciation and amortization expenses	1,695	1,724
Pre-opening expenses	990	1,720
Operating income	15,487	12,017
Interest expense, net	4,574	4,993
Income before income taxes	10,913	7,024
Income tax expense	4,252	2,696
Net income	$ 6,661	$ 4,328
Earnings per common share:		
Basic	$ 0.14	$ 0.09
Diluted	$ 0.13	$ 0.09
Weighted average common shares outstanding:		
Basic	48,196,500	48,203,515
Diluted	49,545,105	48,203,515
Unaudited pro forma net income (see note 1i)	$ 6,956	
Unaudited pro forma net income per common share (see note 1i):		
Basic	$ 0.12	
Diluted	$ 0.12	
Unaudited pro forma weighted average common shares outstanding (see note 1i):		
Basic	57,121,500	
Diluted	58,470,105	

See accompanying notes to the condensed consolidated financial statements.

Ollie's Bargain Outlet Holdings, Inc. and subsidiaries
Notes to condensed consolidated financial statements
May 2, 2015 and May 3, 2014
(unaudited)

(i) Unaudited pro forma net income per common share

In accordance with SEC Staff Accounting Bulletin (SAB) 1.B.3, unaudited pro forma net income per common share information is included on the condensed consolidated statement of operations for the thirteen weeks ended May 2, 2015. The provisions of SAB 1.B.3 are applicable for the Company due to the dividends declared in the year ended January 31, 2015 totaling $58.0 million which exceeded the net income for the year ended January 31, 2015 of $26.9 million and the dividends paid in May 2015 totaling $48.8 million which exceeded the net income for the thirteen weeks ended May 2, 2015 of $6.7 million. The unaudited pro forma net income gives effect to the interest expense reduction associated with the application of the Company's proposed initial public offering (IPO) net proceeds totaling $113.4 million with $40.2 million assumed as repayment of the outstanding borrowings under the Term Loan and $73.2 million assumed as return of capital for the excess dividends over earnings noted above. In addition, the tax effect of the interest expense reduction is also included in the unaudited pro forma net income.

The following table provides a reconciliation of historical net income to unaudited pro forma net income (in thousands):

	Thirteen weeks ended May 2, 2015
Net income	$ 6,661
Reduction of interest expense for assumed repayment of debt	483
Tax effect of interest expense adjustment	(188)
Unaudited pro forma net income	$ 6,956

The following table provides a reconciliation of historical weighted average common shares outstanding to unaudited pro forma weighted average common shares outstanding:

	Thirteen weeks ended May 2, 2015
Weighted average common shares outstanding – basic	48,196,500
Incremental shares from assumed IPO related to dividends in excess of earnings	5,758,287
Incremental shares from assumed IPO related to assumed repayment of debt	3,166,713
Pro forma weighted average common shares outstanding – basic	57,121,500
Incremental shares from the assumed exercise of outstanding stock options	1,348,605
Unaudited pro forma weighted average common shares outstanding – diluted	58,470,105

(2) Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding, after giving effect to the potential dilution, if applicable, from the assumed exercise of stock options into shares of common stock as if those stock options were exercised.

8,925,000 shares

Common stock

Prospectus

J.P. Morgan	**Jefferies**	**BofA Merrill Lynch**
Credit Suisse		**Piper Jaffray**
KeyBanc Capital Markets		**RBC Capital Markets**

, 2015

Until   , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II—information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses to be paid by Ollie's Bargain Outlet Holdings, Inc. (the "Registrant"), other than the underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the NASDAQ.

	Amount paid or to be paid
SEC registration fee	$ 18,000
FINRA filing fee	23,000
NASDAQ listing fee	200,000
Blue sky qualification fees and expenses	10,000
Printing and engraving expenses	100,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	1,000,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous expenses	243,000
Total	$3,099,000

*   To be provided by amendment.

Item 14. Indemnification of officers and directors.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant's amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by